FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2018

Commission File Number 001-15266

BANK OF CHILE

(Translation of registrant’s name into English)

Ahumada 251

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒       Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐       No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BANCO DE CHILE

REPORT ON FORM 6-K

Attached is an English translation of a letter filed by Banco de Chile with the Chilean Superintendency of Banks and Financial Institutions, Chilean Financial Market Commission and local Stock Exchanges, informing of the increase of the Bank’s capital; the approval of the amendments of Banco de Chile’s bylaws; the issuance and distribution of the fully paid-in shares; the shareholders right to receive the new shares; and the assignation of titles to each shareholder. The same information will be published in a local newspaper “El Mercurio”, on July 14, 2018.

Santiago, July 12, 2018

Mr. Mario Farren Risopatrón

Superintendent of Banks and

Financial Institutions

Present

Ref: ESSENTIAL INFORMATION/

Mr. Superintendent,

Pursuant to Articles 9 and 10 of Law No. 18,045 and Chapter 18-10 of the Regulations of the Superintendency of Banks and Financial Institutions, and regarding the capitalization of 40% of the distributable net income obtained during the fiscal year ending on December 31th, 2017, through the issuance of fully paid-in shares, as agreed in the Extraordinary Shareholders Meeting held on March 22th, 2018, I inform you the following as essential information:

a)             In the said Extraordinary Shareholders Meeting, it was agreed to increase the Bank’s capital in the amount of $ 147,432,502,459 through the issuance of 1,572,948,922 fully paid-in shares, of no par value, payable under the distributable net income for the year 2017 that was not distributed as dividend as agreed at the Ordinary Shareholders Meeting held on the same day.

The Chilean Superintendency of Banks and Financial Institutions approved such amendment of the bylaws, through Resolution N°258 dated May 29, 2018, which was registered on page 41,929 N° 21,966 of Santiago’s Registry of Commerce of the year 2018, and was published in the “Diario Oficial” on June 8th, 2018.

The issuance of fully paid-in shares was registered in the Securities Registry of the Superintendency of Banks and Financial Institutions with the N°1/2018, on July 9, 2018.

b)             The Board of Directors of Banco de Chile, at the Meeting N° 2,883, dated July 12, 2018, agreed on July 26, 2018, as the date for the issuance and distribution of the fully paid-in shares.

c)              The shareholders entitled to receive the new shares, at a ratio of 0. 02238030880 fully paid-in shares for each share of Banco de Chile, shall be those registered at the Shareholders’ Registry as of July 20, 2018.

d)            The titles will be duly assigned to each shareholder. The Bank will only print the titles for those shareholders who request so in writing at the Shareholders Department of Banco de Chile.

e)                  As a consequence of the issuance of the fully paid-in shares, the capital of the Bank is now divided in 101,017,081,114 nominative shares, without par value, completely subscribed and fully paid.

Sincerely,

Eduardo Ebensperger Orrego
Chief Executive Office

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 12, 2018.

Banco de Chile

/s/ Eduardo Ebensperger O.
By: Eduardo Ebensperger O.
CEO